                                 United States

                      Securities and Exchange Commission
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              Avatex Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

         Cumulative Convertible Preferred Stock, Par Value $5 Per Share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  05349F-20-4
                           -------------------------
                                (CUSIP Number)
James E. Spiotto
Chapman and Cutler
111 West Monroe Street                              Telephone:  312-845-3000
Chicago, Illinois  60603                            Facsimile:  312-701-2361
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               December 30, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.05349F-20-4                                     PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    United Equities Commodities Company, Momar Corporation, Moses Marx

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      UECC: TIN#13-2904027     MOMAR: TIN#52-1273339    MARX: SS####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4    UECC: WC   MOMAR: WC    MARX: NA

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    UECC: New York    MOMAR: Maryland    MARX: USA

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                          SOLE VOTING POWER
                     7
     NUMBER OF            UECC: 178,300      MOMAR: 22,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             UECC: 178,300      MOMAR: 22,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      UECC: 178,300      MOMAR: 22,600

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      UECC: 27%      MOMAR: 3%      COMBINED: 30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      UECC: PN      MOMAR: CO      MARX: IN
------------------------------------------------------------------------------

     Item 1. Security and Issuer. The class of equity securities to which this Statement relates is the Cumulative Convertible Preferred Stock, $5 par value (the "Shares"), of Avatex Corporation, a Delaware corporation (the "Issuer"). The Shares are listed and traded on the New York Stock Exchange under the symbol "AAV PR". The principal executive offices of the Issuer are located at 1220 Senlac Drive, Carrollton, Texas 75006.

     Item 2. Identity and Background.

          ((a) through (f)). This Statement is being filed by (1) United Equities Commodities Company, a New York general partnership ("UECC"); (2)
Momar Corporation, a Maryland corporation ("Momar"); and (3) Moses Marx, an individual, who owns a 99% partnership interest in UECC, and who owns the majority of the voting securities of Momar. Mr. Marx has sole voting and disposition power with respect to all Avatex securities owned by UECC and Momar. Mr. Marx is principally employed as a securities broker. Mr. Marx conducts his security brokerage business through United Equities Company ("United Equities"), a New York general partnership of which he is a partner. The principal business offices of UECC, Momar, United Equities and Mr. Marx are located at 160 Broadway, New York, NY 10038. UECC is engaged in the commodities business. Momar holds real estate and other investments.

     Mr. Marx is joining in this Schedule 13D because, as a result of his position with and ownership of voting interests of UECC and Momar, Mr. Marx could be deemed to have voting and/or investment power with respect to the Shares beneficially owned by UECC and/or Momar. Neither the filing of this joint
Schedule 13D nor any information contained herein shall be construed as an admission by Mr. Marx of his control or power to influence the control of UECC or Momar.

     As a precautionary measure, UECC, Momar and Mr. Marx have elected to file this Statement on a joint basis inasmuch as they may be deemed by a third party to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) due to their existing management and ownership structures. However, each Reporting Person expressly disclaims the existence of a group (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with the other Reporting Persons, and each Reporting Person further disclaims beneficial ownership of the other Reporting Persons' Shares. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any other Reporting Person's Shares or a member of a group either for the purpose of
Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

     The following table furnishes the name, business address, present principal occupation and citizenship of each partner of UECC (there are no executive officers of UECC) and each executive officer and director of Momar.

General Partners of UECC:

                             Business             Principal          Citizenship
Name/Position                Address              Occupation

Moses Marx                   United Equities      Securities Broker      USA
General Partner              Company
                             160 Broadway
                             New York, NY  10038

Joseph M. Fink               45 West 54th Street  Periodontist           USA
General Partner              New York, NY  10019

Philippe D. Katz             United Equities      Securities Broker      USA
General Partner              Company
                             160 Broadway
                             New York, NY  10038

Officers and Directors of Momar:

                             Business             Principal          Citizenship
Name/Position                Address              Occupation

Moses Marx                   United Equities      Securities Broker      USA
President and Director       Company
                             160 Broadway
                             New York, NY  10038

Joseph M. Fink               45 West 54th Street  Periodontist           USA
Vice President and Director  New York, NY  10019

Philippe D. Katz             United Equities      Securities Broker      USA
Secretary and Director       Company
                             160 Broadway
                             New York, NY  10038

     During the past five years none of UECC or any of its general partners, Momar or any of its officers, directors or shareholders, or Mr. Marx has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found to have violated any such laws.

     Item 3. Source and Amount of Funds or Other Consideration. Funds for UECC's and Momar's purchases of the Shares reported on this Schedule 13D were provided from the working capital of UECC and Momar, respectively.

     Item 4. Purpose of Transaction. All of the Shares purchased by UECC and Momar were initially acquired and held solely for investment purposes. Currently, after reviewing and evaluating the Issuer's business prospects and financial condition, UECC and Momar no longer intend to hold the shares solely for investment purposes.

     UECC and Momar also own certain shares of the Issuer's $4.20 Cumulative Exchangeable Preferred Stock Series A (the "Series A Preferred Stock", and together with the Shares, the "Preferred Stock"). UECC and Momar also own shares of the Issuer's common stock. The Shares have a liquidation preference, ahead of the Issuer's common stock, of $50.00 per share. The Series A Preferred Stock has a liquidation preference, ahead of the Issuer's common stock, of $40.00 per share. The Shares and the Series A Preferred Stock are pari passu. The Issuer failed to make certain dividend payments to Preferred Stockholders due on January 15, 1997.

     UECC and Momar, individually, believe that the Issuer's management and Board of Directors are engaged in a course of conduct designed to transfer the value of the Issuer's assets to common stockholders instead of to the Preferred Stockholders, to whom such value ought to be allocated in accordance with the liquidation priorities of the Preferred Stock. UECC and Momar have substantial opposition to the way in which the business of the Issuer is being conducted by its management and Board of Directors. The Issuer repurchased substantial shares of its common stock in the Summer and Fall of 1996, including significant amounts from insiders, shortly before the Issuer was unable to pay dividends on the Preferred Stock. In addition, the Issuer's management has received substantial salaries notwithstanding the very poor financial performance of the Issuer. Likewise, the Issuer has proposed to purchase additional membership interests in Hamilton Morgan, L.L.C. Hamilton Morgan owns approximately 3,750,000 shares of the common stock of the discount drugstore chain Phar-Mor. The Issuer currently owns approximately 69.8% of Hamilton Morgan, and proposes to purchase the remaining approximately 30.2% of Hamilton Morgan from Robert Haft for $7.2 million. Given the current market value of Phar-Mor common stock, UECC and Momar believe that this transaction represents corporate waste.

     The Reporting Persons met with representatives of the Issuer on March 13, 1997 to discuss their position. Thereafter, in a March 14, 1997 letter from the Reporting Persons' counsel to counsel for the Issuer, the Reporting Persons requested that the Issuer allow representatives of the Preferred Stockholders to be represented on the Issuer's Board of Directors. To date, the Reporting Persons have not received a reply to their March 14, 1997 letter. The Reporting Persons have also recently spoken with representatives of the Issuer concerning the possibility of an informational meeting with Preferred Stockholders.

     At this time, UECC and Momar have determined that it is desirable to change the management and Board of Directors of the Issuer so that the Issuer's management can appropriately manage the Issuer's assets. UECC and Momar are hopeful that other similarly situated Preferred Stockholders share this conclusion. Accordingly, UECC and Momar, individually, may continue to purchase the Issuer's common stock in order to cause a change in the Issuer's management and Board of Directors. Alternatively, UECC and Momar, individually, may seek to achieve their goals through other transactions involving or affecting the Issuer or its securities, either directly or indirectly, including an exchange offer or tender offer. In addition, UECC and/or Momar, individually, may pursue litigation against the Issuer and/or its management and Board of Directors. Although neither UECC nor Momar presently have any plans or proposals relating to or that would result in any transactions of the type described in paragraphs (b) through
(j) of Item 4 to Schedule 13D, UECC and Momar, individually, are exploring options that could relate to or result in plans or proposals in the future with respect to one or more of such transactions.

     UECC and Momar intend to continuously review their investment in the Issuer, and to explore all options that may be available to them relating to their investment in the Issuer. UECC and Momar, individually, may purchase additional shares of common stock or the Preferred Stock, or may in the future decide to sell a portion of all or any shares of common stock or Preferred Stock that they may now or hereafter own. UECC"s or Momar's decisions as to additional purchases or any sales of any shares of common stock or Preferred Stock will be made in light of market conditions, applicable legal considerations and any other factors that they individually may from time-to-time deem appropriate.

     Item 5.  Interest in Securities of the Issuer. (a) As of the date of this
Schedule 13D, UECC directly owned 178,300 Shares, representing approximately 27% of the class outstanding. Momar directly owned 22,600 Shares, representing approximately 3% of the class outstanding. Mr. Marx owns no shares directly.

     (b) Mr. Marx has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by UECC and Momar.

     (c) The transactions of UECC and Momar in the Shares during the past sixty
(60) days are reflected on Exhibit 1 attached hereto. Mr. Marx has engaged in no transactions in the Shares during the past sixty (60) days.

     (d) No person, other than UECC, Momar and Mr. Marx, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by UECC and Momar.

     (e)  Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Subject to the foregoing, UECC, Momar and Mr. Marx agree and understand that this Statement is being filed on a joint basis and thus it is being filed on behalf of each such Reporting Person. This joint filing agreement is evidenced by the signatures of the Reporting Person's respective authorized representatives as set forth below.

     Except as described in this Schedule 13D, none of UECC or any of its general partners, Momar or any of its officers, directors or shareholders, or Mr. Marx, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits. The correspondence proposing representation on the Issuer's Board of Directors is attached hereto as Exhibit 2.

                                  Signatures

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                       United Equities Commodities Company

Dated as of May ___, 1997              By: _______________________________
                                           Moses Marx, General Partner


                                       Momar Corporation

                                       By: _______________________________
                                           Moses Marx, President



                                           _______________________________
                                                     Moses Marx

                      United Equities Commodities Company
                     Transactions Since March 25, 1997/1/


                               Avatex Preferred

--------------------------------------------------------------------------------
Trade Date               SEC ID                Shares                     Price
                                              Purchased
--------------------------------------------------------------------------------
  03/26/97                AAVPR                  4,600                    10.250
--------------------------------------------------------------------------------
  03/27/97                AAVPR                    200                    10.250
--------------------------------------------------------------------------------
  03/31/97                AAVPR                    200                    10.250
--------------------------------------------------------------------------------
  04/01/97                AAVPR                  2,000                    10.250
--------------------------------------------------------------------------------
  04/02/97                AAVPR                  4,000                    10.250
--------------------------------------------------------------------------------
  04/03/97                AAVPR                  4,000                    10.250
--------------------------------------------------------------------------------
  04/15/97                AAVPR                  5,000                    10.250
--------------------------------------------------------------------------------


----------------
/1/  All of these trades were effected in open market transactions.

                                   Exhibit 1

                               Momar Corporation
                     Transactions Since March 25, 1997/1/


                                Avatex Preferred

--------------------------------------------------------------------------------
Trade Date               SEC ID                Shares                     Price
                                              Purchased
--------------------------------------------------------------------------------
  05/07/97               AAVPR                   3,100                     9.750
--------------------------------------------------------------------------------
  05/15/97               AAVPR                   1,500                     9.750
--------------------------------------------------------------------------------


----------------
/1/  All of these trades were effected in open market transactions.

                                   Exhibit 1

                      [LETTERHEAD OF CHAPMAN AND CUTLER]


                                March 14, 1997


Via Facsimile

Stephen E. Jacobs
Weil, Gotshal & Manges
767 Fifth Avenue
New York, New York 10153


          Re: Foxmeyer Health Corp. (Now Known as Avatex Corporation) $5.00 Cumulative Convertible Preferred Stock and
               $4.20 Senior A Cumulative Exchangeable Preferred Stock

Dear Mr. Jacobs:

     We are writing this letter on behalf of United Equities Company, a holder of both of the above-referenced Preferred Stock issues. As Mr. Marx stated to representatives of Avatex Corporation, that given the missed dividend payment and the pending litigation, it would be in the best interest of the Company and its equity interests to have representatives of the Preferred Shareholders on the Board in order to express the views of that constituency. While representatives of Avatex Corporation were not inclined at this time and cited a provision that only in the event of six missed dividend payments could two (2) directors be elected, there was some recognition of the reasonableness of that request.

     Accordingly, United Equities has requested that we write to you so that you may request the members of the Board of Directors to specifically consider at this time whether they would be willing to take appropriate action to have a representative of the Preferred Shareholders elected to the Board of Directors. Given the financial condition of the Company, the legal issues, including the litigation presently pending against the Company, it is the view of United Equities that such action is reasonable and appropriate and would be the proper exercise of the fiduciary duty which the Board owes to the Preferred Shareholders.

     We would appreciate hearing from you as to the determination made by the Board of Directors. Thank you for your consideration of this matter.

                                       Very truly yours,

                                       /s/ James E. Spiotto

                                       James E. Spiotto

JES:ieb
cc: Moses Marx

                                   Exhibit 2